Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Filed by ITC Holdings Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

Overview of Transaction to Merge Divested Entergy Transmission Business into ITC

December 2011

Safe Harbor Language & Legal Disclosure

This presentation contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Safe Harbor Language & Legal Disclosure

ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000

This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 28, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on March 24, 2011. Information about the directors and executive officers of ITC may be found in its 2010 Annual Report on Form 10-K filed with the SEC on February 23, 2011, and its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders filed with the SEC on April 21, 2011.

Overview

Entergy and ITC have announced a transaction whereby Entergy will divest its transmission business and merge it into ITC, creating one of the largest transmission companies in the country

The resulting company will be managed and operated consistent with ITC’s current business model as an independent transmission company

Entergy’s increasing generation and transmission capital requirements, the changing regulatory landscape and increasing stakeholder requirements make this the right decision and the right time

Customers will benefit from increased investment in and maintenance of the transmission system and the resulting improvements in reliability and reduced system congestion

Expected to close in 2013

Company Overviews

System Peak Load 26,100 MW 28,000 MW

Service Area Seven states Four states*

Total 15,100 miles 15,700 miles

Transmission Miles

Service Area 89,850 114,669 Square Miles

RTO Membership MISO/SPP Anticipated MISO membership during 12/2013

*Entergy also owns limited assets in Missouri and Tennessee.

Transaction Overview

Transaction Structure

ITC Shareholders Post-Merge ITC Senior Mgmt & Board

Headquarters Expected Closing Approval Process

• Reverse Morris Trust—Entergy’s transmission business merges into ITC

• Prior to merger, Entergy to pursue tax free spin-off of transmission business and ITC to effectuate a recapitalization, anticipated to be special dividend of $700 million

• 100% stock consideration

• Entergy to issue approximately $1.775 billion of debt, to be assumed by ITC

• ITC to issue approximately $700 million of unsecured debt at holdings level

• 50.1% Entergy shareholders

• 49.9% ITC shareholders

• Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region

• ITC’s management team will remain intact for combined business, supplemented with key Entergy leadership personnel from Entergy’s transmission business

• Regional headquarters in Jackson, MS

• Corporate headquarters in Novi, MI

• In 2013, subject to timing of approvals

• Entergy retail regulatory approvals

• Federal Energy Regulatory Commission approvals

• ITC shareholder approval

• Certain other regulatory approvals

Pro Forma Ownership Structure

50.1% Entergy Shareholders

49.9% ITC Shareholders

Itc Transmission

METC

ITC Midwest

ITC Grid Development

ITC Green Power Express, LLC

ITC Great Plains

ITC Great Plains

ITC Panhandle Transmission

Green Power Express LP

Mid South Transco LLC

6 OpCos

Transaction Rationale

Compelling financial and strategic benefits

Operational Excellence

o Combines the best operating practices and experience at both companies to enhance overall system performance

Aligns with policy objectives for regional and interregional transmission

Financial flexibility and growth

o Diversifies and enhances Ibis’ operating and development growth portfolio o Meets Entergy’s growing investment needs across all utility operations; increases flexibility of investment alternatives

ITC expertise in multi-state system integration and MISO and SPP

Complement to Entergy MISO membership

Extends the benefits of the independent transmission model to the Entergy region

Strengthens ITC’s leading transmission platform in the U.S.

Largest electric transmission company in U.S. based on load served and net PP&E

Adds sizable new markets to operating and development business

Expands geographic reach and access to resources

Enhances and diversifies company’s growth prospects

Economies of scale

8

Benefits of Independent Model

Aligned with Public Policy

Operational Excellence

Enhanced Generator Interconnections

Improved Reliability

Transparency

Improved Credit Quality

Competitive Markets

Reduced System Congestion

Benefits across accrue the to spectrum stakeholders

Customer & Stakeholder Benefits

Furthers objectives of independent transmission model

•Including interconnecting the commitment generators to and maintain foster greater strong reliability, access to reduce competitive congestion, markets enhance opportunities for

Facilitator of competitive markets

•Building robust interconnections and related system upgrades to bring all generation to market

Culture of safety and proven safety performance

•Top safety performance of all EEI companies

Investments in the system – both capital and O&M

•Invested and expansion $2.3 billion in CAPEX and $640 million in O&M since inception to support system reliability

Commitment to regions and communities we serve through corporate citizenship

•Ingrain resulting company jobs, community in communities involvement and regions and supporting including charities supporting economic development and

Approvals & Timeline

• closing The transaction conditions is targeted to close in 2013, subject to receipt of the following approvals and

• Anticipated Approval Requirements*

Entergy Retail Regulators Jurisdiction (APSC, LPSC, MPSC, Jurisdiction PUCT, CCNO) FERC Anticipated

Hart-Scott-Rodino Act (DOJ / FTC)

IRS Private Letter Ruling

ITC Shareholders

• Change of control of transmission assets

• Authorization to Anticipated incur debt in some Approval jurisdictions Approximate Timing

• Change of control Approximate of transmission Timing assets

• Establish new regulatory construct for new ITC subsidiaries

• Authorization for operating company financings

• Pre-merger notification to review potential antitrust and competition issues

• Ruling regarding tax-free treatment of the distribution of Transco Holdco

• Merger

• Amendment to ITC Articles of Incorporation to increase the number of authorized shares

• Authorization for issuance of greater than 20% of outstanding shares

* Approvals may be required in Missouri and Tennessee due to limited assets in those territories. Approval may be required in Oklahoma for ITC.

Transaction Closing Benefits All Stakeholders

• Transaction ultimately benefits all constituencies, through independent model and overall best practices

Improved reliability, reduced congestion and greater marketplace access to competitive energy needed Strong credit transmission and ability investments to attract capital for

Highest objectivity for transmission planning and objectives operations; aligns with public policy job Maintains creation jobs and local provides economic opportunities development for

Commitment to communities and customers that and ITC community serves through involvement corporate citizenship,

Value accretive to ITC shareholders, taking into position account to execute recapitalization, on current and growth improves plans

Transaction Benefits

Shareholders

Communities

Employees

Customers

Summary

Attractive and natural strategic fit

Provides benefits to stakeholders

Leverages best practices of both companies

Increases financial strength and flexibility and scope of resources

Promotes independent transmission model, providing the foundation for variety of public policy options

Anticipated close in 2013

Additional Slides for Use as Needed Depending on Audience

Overview of Entergy

Owns and operates 30,000 MW of generation Second largest nuclear owner in the U.S.

Serves 2.7 million customers in Arkansas, Louisiana, Mississippi, and Texas Approximately 15,000 employees total Annual revenues of more than $11 billion

Overview of ITC

ITC is an independent transmission-only company headquartered in Novi, Michigan

Originally formed when Detroit Edison divested its transmission assets in 2003

Became publicly traded in 2005

Rapid growth through acquisition of the Michigan Electric Transmission Company in 2006 and ITC Midwest in 2007

Business model is singularly focused on owning, operating and maintaining transmission

Actively developing transmission infrastructure required for reliability needs and emerging long-term energy policy